Exhibit 12.1
Ratio of Earnings to Fixed Charges

	2008	2007	2006	2005	2004

Fixed Charges:
Interest expensed & capitalized	$20,515	$19,326	$26,486	$22,973	$12,528

Amortized premiums, discounts, & capitalized expenses related to indebtedness	—	—	—	—	—
Estimate of interest within rental expense	13,635	13,175	12,757	12,173	6,229
Preference security dividend requirements	—	—	—	—	—

Total Fixed Charges	$34,150	$32,501	$39,243	$35,146	$18,757

Earnings:
Pretax (loss) income	$(177,164)	$(10,802)	$(5,451)	$8,677	$4,546
Fixed Charges	34,150	32,501	39,243	35,146	18,757
Amortization of capitalized interest	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—
Co. share of pre-tax losses of equity investees for which charges arriving from guarantees are included in fixed charges	—	—	—	—	—

Subtotal	(143,014)	21,699	33,792	43,823	23,303

Interest capitalized	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
Minority interest in pre-tax income of minority subsidiaries that have not incurred fixed charges	—	—	—	—	—

Total	$(143,014)	$21,699	$33,792	$43,823	$23,303

Ratio(1):	—	—	—	1.2	1.2

(1)	For purposes of calculating the ratio of earnings to fixed charges, this calculation is not performed for periods with a net loss before income taxes, since the ratio is not meaningful.